Exhibit 21.1

Subsidiaries of Azur Pharma Public Limited Company

Name	State/Jurisdiction of Incorporation

Azur Pharma, Inc.	New York
Azur Pharma Research Limited	Ireland
Azur Pharma International Limited	Bermuda
Azur Pharma International II Limited	Bermuda
Azur Pharma International III Limited	Bermuda